December 11, 2024

Haogang Yang
Chief Executive Officer
Global Mofy AI Ltd
No. 102, 1st Floor, No. A12
Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District
Beijing, PRC 100000

       Re: Global Mofy AI Ltd
           Registration Statement on Form F-1
           Filed December 4, 2024
           File No. 333-283609
Dear Haogang Yang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Yuning "Grace" Bai